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                                                                       EXHIBIT 2
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                        ALLMERICA FINANCIAL CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN


     WORCESTER, MASS. -- December 16, 1997 -- Allmerica Financial Corporation (NYSE:AFC) announced today that its board of directors has adopted a shareholder rights plan. The purpose of the rights plan is to strengthen the board's ability to obtain maximum value for shareholders in the event of an unsolicited attempt to acquire 15 percent or more of Allmerica Financial's common stock.

     Each right carries an initial exercise price of $200.00. The rights will be exercisable only if a person or group acquires or announces a tender or exchange offer to acquire 15 percent or more of Allmerica Financial's common stock. Under those circumstances, the right will entitle a holder to receive shares of the company's common stock at a market value of two times the exercise price of the right.

     A right will be granted for each share of common stock outstanding on December 29, 1997. Stock issued after that date will be issued with an attached right. The board of directors may redeem the rights at the redemption price of $.01 per right at any time prior to the expiration of the rights plan on December 15, 2007, and may amend the rights until they become exercisable. Distribution of the rights is not a taxable event to shareholders. Additional details regarding the shareholder rights plan will be outlined in a letter that will be mailed to all shareholders.

     "This shareholder rights plan assures that Allmerica's shareholders would receive fair and equitable treatment in the event of an unsolicited attempt to acquire the company," said John F. O'Brien, Allmerica's president and chief executive officer. O'Brien said the board of directors is not aware of any present takeover attempt or proposal.

     Worcester, Mass.-based Allmerica Financial Corporation is the holding company for a diversified group of insurance and financial services companies.